Exhibit 99.1

FOR IMMEDIATE RELEASE
February 17, 2010

Zhaoheng Hydropower Limited to Deregister Common Stock with the SEC

The Board of Directors of Zhaoheng Hydropower Limited unanimously approved the termination of the Company's registration of common stock under Section 12 of the Securities Exchange Act of 1934, as amended.

Shenzhen, China (PRWEB) February 17, 2010 -- Zhaoheng Hydropower (OTC BB: ZHYLF) (“Zhaoheng Hydropower” or the “Company”), a leading small to medium hydropower group in Midwest China, today announced that on February 10, 2010, the Board of Directors of the Company unanimously approved the termination of the Company's registration of common stock under Section 12 of the Securities Exchange Act of 1934, as amended.

The Company took such action voluntarily and not based on its receipt of any notice indicating that the Company failed to satisfy any rule or standard for continued quotation on the OTC Bulletin Board (“OTCBB”) and not because the Company was aware of any material noncompliance with the rules of the OTCBB. The deregistration of the Company’s common stock was approved at a meeting of the Board of Directors after consultation with management and due consideration of the advantages and disadvantages of continuing registration and quotation on the OTCBB.